Exhibit 99.1

press release

ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

7 May, 2021 08:00 CET

ArcelorMittal (the ‘Company’) announces the publication of the convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders (the ‘General Meetings’), which will be held on Tuesday 8 June 2021 at 13.30 CET.

In view of the Covid-19 outbreak, and related limitations on travel and gatherings, ArcelorMittal is taking precautionary measures to limit exposure for its employees, shareholders and other stakeholders. The Company’s Board of Directors has therefore decided to hold this year’s General Meetings without a physical presence, as permitted under Luxembourg law. Arrangements have therefore been made to provide shareholders with the opportunity to vote electronically and by proxy voting.

The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of 25 May 2021 at midnight (24:00 hours) (CET) (the ‘Record Date’).

The convening notice, the Annual Report 2020, the Form 20F 2020, the voting forms and all other meeting documentation will be available on ArcelorMittal’s website www.arcelormittal.com under Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 8 June 2021. Shareholders may obtain, free of charge, a copy of the Annual Report 2020 (in English), by emailing privateinvestors@arcelormittal.com.

ENDS